UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
5 Paragon Drive
Montvale, NJ 07645

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.
In lieu of requirements of Items 1-3, the Balchem Corporation 401(k) Plan (“the Plan”) is subject to the requirements of the Employee Retirement Insurance Security Act of 1974, as amended (“ERISA”). Attached hereto are the financial statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2023, prepared in accordance with financial reporting requirements of ERISA.

EXHIBITS

1.	Financial Statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2023, prepared in accordance with the financial reporting requirements of ERISA.
23.	Consent of RSM US LLP, Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Financial Statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2023, prepared in accordance with the financial reporting requirements of ERISA.
23	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 18, 2024	BALCHEM CORPORATION
401(k) PLAN

By: Balchem Corporation,
Plan Administrator

By: /s/ Theodore L. Harris
Theodore L. Harris, Chairman, President and Chief Executive Officer

By: /s/ Martin Bengtsson
Martin Bengtsson, Executive Vice President and Chief Financial Officer

BALCHEM CORPORATION
401(k) PLAN

Financial Statements
and Supplemental Schedules

December 31, 2023 and 2022

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of Balchem Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k) Plan (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan’s auditor since 2004.

Dallas, Texas

June 18, 2024

BALCHEM CORPORATION
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments at fair value (Note 3)	$108,629,789	$94,206,750
Investments at contract value	21,668,056	22,551,745
Receivables:
Promissory notes receivable from participants	1,722,033	1,513,340
Net assets available for benefits	$132,019,878	$118,271,835
See Notes to Financial Statements

BALCHEM CORPORATION
401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

December 31, 2023
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$16,562,841
Interest, dividend, and other investment income	1,956,376
Total	18,519,217

Interest income - promissory notes receivable from participants	102,207

Contributions:
Participant and rollovers	7,108,687
Employer	4,381,862
Total	11,490,549

Total additions	30,111,973

Deductions from net assets attributed to:
Benefits paid to participants	(19,750,749)
Fees, net	(198,535)
Total	(19,949,284)

Total deductions	(19,949,284)

Net increase in net assets available for benefits	10,162,689
Transfer in of plan assets due to merger	3,585,354

Net Assets available at beginning of the year	118,271,835
Net Assets available at end of year	$132,019,878
See Notes to Financial Statements

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the Balchem Corporation 401(k) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Empower Annuity Insurance Company ("Empower") is the Plan's administrative services provider and record keeper. The Plan's previous administrative service provider and record keeper was Prudential Retirement Insurance and Annuity Company, which was acquired by Empower on April 4, 2022.

The 401(k) portion and Safe Harbor Matching of the Plan covers all active U.S. employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees are automatically enrolled in the Plan on the first day of the month after they become eligible to participate and can elect to opt-out at any time.

The Company's non-elective profit sharing contribution portion of the Plan covers all active U.S. employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31.

Plan Mergers and Transfers

Effective January 1, 2023, the Plan was amended to include the Cardinal Associates, Inc. (Bergstrom) 401(k) Profit Sharing Plan and Trust. Total assets of $3,585,354, which included promissory notes receivable from participants of $60,440, were transferred into the Plan due to the merger. The Bergstrom employees were eligible to participate in the Plan if they were active employees at January 1, 2023 and were 18 years of age or older.

Administrative Expenses

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.

Contributions

Participants are allowed to contribute annually, in pre-tax or after tax dollars, a percentage of compensation as defined by the Plan, up to the maximum of the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (“IRC”) ($22,500 in 2023 and $20,500 in 2022). Participants 50 years and older may opt to contribute additional catch-up contributions up to $7,500 and $6,500 for the years ended December 31, 2023 and 2022, respectively. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2023, $839,214 of rollover contributions were included in participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. To maintain “safe harbor” status, the employer will make a safe harbor matching contribution equal to 100% of the elective deferrals that do not exceed 6% of compensation. The safe harbor matching contribution is 100% vested. Employer safe harbor matching contributions are made in cash, which is then used to purchase Balchem Corporation common stock. Non-elective employer profit sharing contributions are subject to the vesting schedules below.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and employer safe harbor contributions, plus actual earnings or losses thereon. Vesting in the non-elective employer profit sharing contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after three years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions. There was no non-elective profit sharing contribution for the year ended December 31, 2023.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Empower and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. Discretionary contributions are made from the Company’s cash reserves.

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 4.50% to 10.50% at December 31, 2023. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2023 or 2022. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts may be used to reduce the Company safe harbor matching contributions, to reduce non-elective profit sharing contributions, or to pay the Plan expenses. Forfeited non-vested accounts at December 31, 2023 and 2022 totaled $42,467 and $93,881, respectively. During the year ended December 31, 2023, forfeitures of $76,160 and $2,035 were used to reduce the Company safe harbor matching contributions and to pay the Plan expenses, respectively.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2023 and 2022 are primarily financial instruments that are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock, and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

The Guaranteed Income Fund ("GIF") is recorded at contract value and invests in a broadly diversified, fixed-income portfolio that is primarily invested in public bonds, commercial mortgages, and private placement bonds. GIF provides a specified rate of return for a specified period of time. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. There are no events that limit the ability of the Plan to transact at contract value with Empower (see definition earlier). GIF does not have a maturity date and there are no instances that allow Empower to terminate the agreement (contract). The contract value of GIF was $21,668,056 and $22,551,745 as of December 31, 2023 and 2022, respectively.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GIF is stated at contract value. Common stock and Registered Investment Companies are valued based upon quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair Value Measurements
The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

•Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Stock Market LLC and is classified as a Level 1 investment.

•Registered Investment Companies: Valued at the quoted closing market price and are classified as Level 1 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies used at December 31, 2023 and 2022.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022:

	Assets at Fair Value as of December 31, 2023
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock of Balchem Corporation	$34,797,937	$—	$—	$34,797,937
Registered Investment Companies	73,831,852	—	—	73,831,852
Total Investments	$108,629,789	$—	$—	$108,629,789

	Assets at Fair Value as of December 31, 2022
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock of Balchem Corporation	$28,856,669	$—	$—	$28,856,669
Registered Investment Companies	65,350,081	—	—	65,350,081
Total Investments	$94,206,750	$—	$—	$94,206,750

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan's policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred.

For the years ended December 31, 2023 and 2022, there were no transfers between fair value hierarchy levels for investments measured at fair value.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
Balchem Corporation Capital Stock:	2023	2022
Change in net assets:
Contributions	$4,397,648	$4,336,183
Dividends and interest	167,307	149,924
Net appreciation (depreciation)	6,123,694	(10,664,812)
Benefits paid to participants	(3,454,325)	(2,635,958)
Transfers to participant-directed investments	(1,320,324)	(1,286,612)
Net increase (decrease)	5,914,000	(10,101,275)

Net assets at beginning of year	28,600,406	38,701,681
Net assets at end of year	$34,514,406	$28,600,406

NOTE 5 - PARTIES-IN-INTEREST
As of December 31, 2023 and 2022, the Plan held 233,936 and 236,317 shares of Balchem Corporation common stock, respectively, with a market value of $34,797,937 and $28,856,669 at December 31, 2023 and 2022, respectively. Certain Plan investments are shares of various funds managed by Empower. Empower is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

NOTE 6 - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - INCOME TAX STATUS
The Plan has received a favorable determination letter dated September 16, 2022 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the IRC and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 8 - RECONCILIATION TO FORM 5500

	2023	2022
Net assets available for benefits per the financial statements:	$132,019,878	$118,271,835
Differences in:
Investments	1,722,033	1,513,340
Promissory notes receivable from participants	(1,722,033)	(1,513,340)
Net assets available for benefits per Form 5500	$132,019,878	$118,271,835
Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

NOTE 9 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued, and has determined that no significant events occurred after December 31, 2023, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

BALCHEM CORPORATION
401(k) PLAN
Supplemental Information
December 31, 2023

Schedule H, Part IV, Line 4(i) - Schedule of Assets
Held at Year End

Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Fair Value	Contract Value	Other Fair Value	Total Value(2)
Empower Annuity Company Guaranteed Income Fund (1)	Units of participation in Guaranteed Income Fund - 444,578 units	$—	$21,668,056	$—	$21,668,056
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock - 233,936 units	34,797,937	—	—	34,797,937
Fidelity Total Market Index Fund	Shares of a Mutual Fund - Fidelity Total Market Index Fund - 97,517 units	12,847,867	—	—	12,847,867
American Funds American Balanced Fund	Shares of a Mutual Fund - American Funds American Balanced Fund - 253,925 units	8,125,594	—	—	8,125,594
Pioneer Bond Fund	Shares of a Mutual Fund - Pioneer Bond Fund - 911,827 units	7,622,877	—	—	7,622,877
American Century Growth Fund	Shares of a Mutual Fund - American Century Growth Fund - 149,034 units	7,505,360	—	—	7,505,360
Columbia Dividend Income Instl Fund	Shares of a Mutual Fund - Columbia Dividend Income Instl Fund - 220,761 units	6,850,229	—	—	6,850,229
American Funds EuroPacific Growth Fund	Shares of a Mutual Fund - American Funds EuroPacific Growth Fund - 110,982 units	6,070,693	—	—	6,070,693
Fidelity U.S. Bond Index Fund	Shares of a Mutual Fund - Fidelity U.S. Bond Index Fund - 579,530 units	6,044,497	—	—	6,044,497
Fidelity Total International Index Fund	Shares of a Mutual Fund - Fidelity Total International Index Fund - 409,389 units	5,383,466	—	—	5,383,466
Fidelity Small Cap Index Fund	Shares of a Mutual Fund - Fidelity Small Cap Index Fund - 205,767 units	5,152,413	—	—	5,152,413
Carillon Eagle Mid Cap Growth Fund	Shares of a Mutual Fund - Carillon Eagle Mid Cap Growth Fund - 53,133 units	4,131,100	—	—	4,131,100
Fidelity Mid Cap Index Fund	Shares of a Mutual Fund - Fidelity Mid Cap Index Fund - 136,820 units	4,097,756	—	—	4,097,756
Promissory Notes Receivable from Participants (1)	Interest rates range from 4.50% to 10.50%, and varying maturity dates through 2032	—	—	1,722,033	1,722,033
	Total	$108,629,789	$21,668,056	$1,722,033	$132,019,878

(1) Parties-in-interest
(2) All investments held are participant directed except for 232,030 shares/units of Balchem Corporation Common Stock with a cost of $19,869,471 and fair market value of $34,514,406 as of December 31, 2023.